NEWS RELEASE

Crosshair Appoints New Chief Executive Officer

Dated: March 1st, 2010	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce the appointment of Mr. Stewart Wallis, P.Geo. as Chief Executive Officer, effective immediately.  Mr. Wallis was appointed President in March 2009 and brings with him more than 30 years of international exploration and development experience.  Mr. Wallis takes over the position from Mr. Mark J. Morabito, who will remain as Executive Chairman of the Board.

Mr. Morabito served as CEO of Crosshair since February 2003, and Mr. Wallis joined the board of Crosshair in June of the same year.  They have been working together to develop Crosshair as a dominant player in the exploration and development of uranium, vanadium and gold for almost 7 years.  In March 2009, Mr. Wallis joined Crosshair as President and has been handling more of the day to day operations of Crosshair since that time.  As Executive Chairman, Mr. Morabito will continue focusing on Crosshair’s strategic initiatives, investment banking relationships, and corporate messaging, in addition to managing and overseeing the various committees of the board of directors.

“We are pleased that Stew has expanded his role within Crosshair,” says Mark Morabito.  “Stew has been an integral part of developing Crosshair since the very beginning back in 2003 and he knows the projects inside and out.  The Board of Directors and indeed the entire team is very comfortable and excited with him leading Crosshair.”

Mr. Wallis began his career with Cominco Ltd. carrying out exploration for base and precious metals throughout eastern and northern Canada. These projects included exploration for uranium in the Elliot Lake District, Ontario and the Thelon Basin in the Northwest Territories. During the 1980’s while employed by Noranda Exploration as Manager NW Ontario, and later as Manager Western US, Mr. Wallis was involved in the acquisition and discovery of several gold deposits in Canada and the Western US.

During the early 1990s he was employed by Consolidated Nevada Goldfields as Vice President Exploration involved in both exploration at the various operating mines, and acquisition of developing projects, including the Nixon Fork Gold Mine in Alaska.

Since 1994, Mr. Wallis has been the Managing Director of Sundance Ventures and Sundance Geological Ltd. Sundance has provided geological services including due diligence, prefeasibility and NI 43-101 Technical Reports on gold, PGE, uranium and base metal operating and exploration properties located throughout the world. Clients included James Askew Associates, Roscoe Postle Associates Inc. and Pincock Allen & Holt Inc.

During the period from 2003 to 2006, Mr. Wallis was the General Manager, Vancouver office, for Roscoe Postle Associates Inc., an internationally recognized geological consulting firm. During this time, he carried out due diligence on numerous uranium properties located in Kazakhstan, Kyrgyzstan, Namibia, Finland and the western US. These projects included both producing and late-stage in-situ leach development projects in Kazakhstan and the Western US.

From June 2007 until joining Crosshair in March 2009, Mr. Wallis was the President of Target Exploration and Mining (“Target”) where he worked on advancing Target's flagship uranium project, Bootheel, towards production. Target is now a wholly owned subsidiary of Crosshair.

About Crosshair

Crosshair is a dominant player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential, Bootheel is designed for near term production.  The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
Executive Chairman

T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.